UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2025
OR
☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-5975
A.    Full Title of Plan: Humana Retirement Savings Plan
B.    Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:
Humana Inc.
101 East Main Street
Louisville, Kentucky 40202

Humana Retirement Savings Plan
Index
December 31, 2025 and 2024

Note: Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Humana Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Humana Retirement Savings Plan (the “Plan”) as of December 31, 2025 and 2024 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4a - Schedule of Delinquent Participant Contributions as of December 31, 2025 and for the year then ended and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 ("supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 24, 2026

We have served as the Plan’s auditor since 1993. We have not been able to determine the specific year we began serving as the auditor of the Plan.

Humana Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets

Investments, at fair value	$8,309,522,381	$7,282,672,110
Fully benefit-responsive investment contracts, at contract value	261,590,731	274,324,223
Total investments	8,571,113,112	7,556,996,333

Employer contributions receivable	15,487,259	11,794,281
Participant contributions receivable	2,906	43,132
Notes receivable from participants	139,320,002	137,313,269
Total receivables	154,810,167	149,150,682

Total assets	8,725,923,279	7,706,147,015

Liabilities

Accrued expenses	307,870	123,237

Total liabilities	307,870	123,237

Net assets available for benefits	$8,725,615,409	$7,706,023,778

The accompanying notes are an integral part of these financial statements.

Humana Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2025 and 2024

	2025	2024
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,139,720,937	$671,311,368
Interest and dividend income	32,869,538	29,613,668
Total investment income	1,172,590,475	700,925,036

Contributions:
Participant	403,200,582	412,679,291
Employer (net of forfeitures)	260,493,702	241,513,252
Total contributions	663,694,284	654,192,543

Interest on notes receivable from participants	10,821,550	9,448,162
Total additions	1,847,106,309	1,364,565,741

Deductions from net assets attributed to:
Benefits paid to participants	825,100,969	1,048,196,295
Administrative expenses	2,413,709	2,445,213
Total deductions	827,514,678	1,050,641,508

Increase in net assets before plan transfers	1,019,591,631	313,924,233

Plan transfers	—	17,630,999

Net assets available for benefits:
Beginning of year	7,706,023,778	7,374,468,546

End of year	$8,725,615,409	$7,706,023,778

The accompanying notes are an integral part of these financial statements.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
1.        DESCRIPTION OF THE PLAN
The following description of the Humana Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Humana Retirement Savings Plan document or the Plan’s Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.
General
The Plan is a qualified defined contribution plan established for the benefit of the employees of Humana Inc. and its participating subsidiaries (the “Company” or “Humana”) who are not employed in Puerto Rico (“eligible employees”), or eligible for the Humana Partnership Savings Plan and the CenterWell Home Health 401(k) Savings Plan and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a Safe Harbor Plan. The Company is the sponsor (“Plan Sponsor”) and a committee appointed by the Company is the administrator (“Plan Administrator”) of the Plan. The Company appointed Schwab Retirement Plan Services as the recordkeeper, and Charles Schwab Trust Bank as the trustee and custodian. The Company has appointed NEPC, LLC to provide investment consulting services to the Plan Administrator.
Newport Trust Company is the named fiduciary and investment manager of the investment fund under the Plan that holds shares of common stock of the Company (the “Humana Unitized Stock Fund”). The Plan offers access to a discretionary managed account service provided by Morningstar Investment Management LLC, a registered investment adviser and subsidiary of Morningstar, Inc. Morningstar Investment Management LLC is a fiduciary that is designated by the Plan and is made available to participants and beneficiaries to manage all or a portion of their Plan account.
Participant Accounts
Employees of the Company are generally eligible to participate upon employment. Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant's account is credited with the Participant's contributions, the Company's contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and an allocation of administrative expenses. Allocations are based on Participants' account balances as discussed further below. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Contributions
Contributions to the Plan by or on behalf of employees may be restricted in amount and timing so as to meet certain requirements of the Internal Revenue Code of 1986, as amended (“IRC”). For the plan years ended December 31, 2025 and 2024, the Plan maintained various accounts including the Pre-tax Savings Account, the Company Matching Account, the After Tax Account, the Roth Contribution Account, and the Rollover Account, each as described below. A Participant’s Roth contributions, discussed below, when combined with their Pre-tax contributions and After-tax contributions, may not exceed 37% of their compensation. A Participant’s combined Pre-tax and Roth contributions may not exceed the IRC limitation in effect for the calendar year, which was $23,500 for 2025 and $23,000 for 2024. Effective January 1, 2026, a Participant’s Pre-tax contributions when combined with their After-tax contributions, may not exceed 77% of their compensation.
Pre-tax Savings Account
Employees of the Company may participate in the Pre-tax Savings Account beginning on the employee’s date of eligibility. A Participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the Participant's eligible compensation. The Company automatically enrolls eligible employees at a contribution rate of 3% of compensation on their date of hire, unless the employee elects not to participate in the Pre-tax Savings Account or elects a different percentage up to 35%. Automatically enrolled Participants who have not made any contribution election will have their contributions automatically increased by 1% annually, effective with the beginning of the second plan year following the year of automatic enrollment, to a maximum of 15%.
Participants who are age 50 or older and contribute the maximum federal limit or maximum Plan limit may elect to contribute an additional amount as a “catch-up” contribution, up to $7,500 for 2025 and 2024, through payroll deductions in an amount not less than 1% nor more than 35% of the Participant's annual compensation. Effective

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
January 1, 2025, Participants who attain ages 60-63 during the year are eligible to make enhanced catch-up contributions up to $11,250 for 2025.
Effective January 1, 2026, the maximum pre-tax contribution election increased from 35% to 70% of a Participant's eligible compensation. The separate catch-up contribution election was eliminated, and catch-up contributions are administered automatically through payroll in accordance with Plan provisions and applicable federal limits. Participants eligible to make catch-up contributions whose prior-year FICA wages from the Company exceeded $150,000 for the 2025 plan year, for the purposes of determining 2026 contributions, are required to make such catch-up contributions on a Roth basis in accordance with applicable federal requirements.
Company Matching Account
The Company matched 125% of a Participant’s eligible pre-tax, Roth (discussed below) and catch-up contributions that combined do not exceed 6% of their eligible compensation after completion of one year of service. After-tax, Rollover, Roth Rollover and Roth Conversion contributions are not matched. The Company may increase, decrease, or cease matching contributions, with approval from the Board of Directors. Matching contributions are funded each pay period and follow the Participants' investment elections. Effective January 1, 2026, the Company reduced the matching contribution from 125% to 100% of a Participant's eligible pre-tax, Roth and catch-up contributions combined up to 6% of their eligible compensation, after completion of one year of service. Additionally, beginning January 1, 2026, qualified student loan payments are eligible for matching contributions, subject to the same 6% of eligible compensation after completion of one year of service.
After Tax Account
Eligible employees of the Company may participate in the Plan’s After Tax Account beginning on the employee’s date of hire. A Participant, through payroll deductions, may contribute not less than 1% nor more than 2% of the Participant's eligible compensation, on an after-tax basis. Contributions to the After Tax Account are not eligible for Company matching contributions. Effective January 1, 2026, the maximum after-tax contribution rate increased from 2% to 7% of a Participant's eligible compensation.
Roth Contribution Account
Participants may elect to contribute to a Roth Contribution Account. A Participant may elect to contribute between 1% and 35% of their eligible compensation to the Roth Account. This account is credited with amounts from a Participant’s compensation that they have elected to contribute to the Plan after paying income taxes, including catch-up contributions that are designated as Roth contributions. A participant will pay income taxes on their Roth contribution before they are contributed to the Plan, but while they remain in the Plan, Roth contributions grow tax free, and may be distributed from the Plan tax free under certain circumstances. Federal law imposes a 5-taxable-year period holding requirement for Roth contributions before they may be eligible for tax-free distribution from the Plan. Effective January 1, 2026, the maximum Roth contribution election increased from 35% to 70% of a Participant's eligible compensation.
Rollover Account
The Plan allows Participants to rollover assets from other qualified retirement plans into this Plan subject to approval by the Plan Administrator.
Investment Options
In accordance with IRC Section 404(c), Participants are responsible for investment decisions in all accounts, including Participant funded and Company funded accounts. Investments can be made among various investment options in 1% increments. In the absence of Participant directed allocations, contributions are invested in a Schwab Indexed Retirement Trust Fund based on a Participant's date of birth and estimated retirement date. In connection with a change in allocation of a Participant's or the Company's future contributions among the investment options or a change in the allocation of existing investments, the purchases and sales due to fund transfers are transacted at the funds’ end of day net asset value on the day the transaction is initiated.
Participant investment options consist of the Schwab Personal Choice Retirement Account (“PCRA”) and certain investment funds including mutual funds with registered investment companies and common/collective trust/separate

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
accounts. The PCRA is a self-directed brokerage account allowing Participants to make investments that are not included as one of the Plan’s options. In-kind distributions are allowed from the PCRA. The Humana Unitized Stock Fund invests primarily in the Company's stock with a small portion held in a money market fund to provide liquidity and to accommodate daily transactions.
The Plan designates the Humana Unitized Stock Fund investment option as an employee stock ownership plan (“ESOP”).  The ESOP component of the Plan allows dividends paid on Humana common stock held in the fund to be passed through to Participants.  Participants may elect to have the dividends passed through quarterly and paid to them or to have the dividends reinvested in the Humana Unitized Stock Fund.  If a Participant fails to make an affirmative election, the default is to reinvest the dividends.  Dividends that are reinvested and paid into the Humana Unitized Stock Fund are allocated proportionately to Participants on the basis of each Participant’s investment in the fund and used to purchase additional units in the Humana Unitized Stock Fund.  Amounts allocated to the portion of the Plan that is an ESOP may still be exchanged to other investments in the Plan and other investments in the Plan may be exchanged into the ESOP component of the Plan.
Each of the investment funds is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Participant’s account based on the change in unit value for each fund in which the Participant has an account balance.
Vesting
Participant contributions are fully vested and non-forfeitable. Generally, once a Participant has completed two years of service, the Company Matching Account contributions vest immediately and become non-forfeitable.
Forfeitures
The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account. Unvested Company Matching Account contributions are forfeited after a five year break in service, or as a result of withdrawal of the vested account following termination of employment. Forfeited Company Matching Account contributions are available to reduce the amount of subsequent employer contributions. If a former Participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.
For the years ended December 31, 2025 and 2024, forfeited nonvested accounts used to reduce employer contributions were $8,431,751 and $6,282,100, respectively. At December 31, 2025 and 2024, the balance of forfeited nonvested accounts available for reducing future employer contributions totaled $303,731 and $122,685, respectively.
Benefit Payments and Withdrawals
Withdrawals at Termination
Upon termination of employment, including retirement, death, or disability, the Plan may disburse funds. Terminated Participants may elect to either leave his/her money in the Plan, if their vested account balance is $1,000 or greater, or take a total distribution of their vested account balance. Beginning January 1, 2025, terminated participants may elect to either leave his/her money in the Plan, if their vested account balance is $7,000 or greater, or take a total distribution of their vested account balance. If a terminated Participant elects to leave their money in the Plan, he/she may request a subsequent withdrawal at any time for a total or partial distribution of their vested account balance. Participant’s distribution options include lump sum and installment payments.
In addition, the Plan permits Participants to roll over contributions to another qualified plan. A Participant must make a written request to the Plan for a direct rollover distribution. Rollovers must comply with certain requirements before the Plan will authorize the rollover distribution. Beginning January 1, 2025, for terminated Participants with a vested account balance greater than $1,000 and less than $7,000, an automatic direct rollover will occur to an individual retirement account maintained by a provider selected by the Committee, if a lump sum cash distribution or rollover has not been elected.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Participants requesting a lump sum distribution may do so in the form of cash or Humana common stock to the degree that their account is invested in the Humana Unitized Stock Fund, as defined by the Plan. For terminated Participants with a vested account balance less than $1,000, a lump-sum cash distribution will be made if a rollover has not been elected. Participants can request a lump sum distribution in the form of any other property held under the Plan, including under a Self-Directed Brokerage Account if elected by the Participant.
In Service Withdrawals
59 ½ Withdrawals
Participants who are 59 ½ or older may make withdrawals from eligible accounts, as defined by the Plan.
Rollover Withdrawals
Generally, a Participant may make a withdrawal from rollover contributions at any time, as defined by the Plan.
Hardship Withdrawals
In the event funds are needed because of extreme financial hardship, as defined by law, the Participant may be allowed to make a withdrawal of their vested account balance from eligible accounts, as defined by the Plan.
Qualified Disaster Recovery Distributions and Repayments
A Participant eligible for a "qualified disaster recovery distribution"within the meaning of Code Section 72(t)(11)(A))—which generally means a distribution to a Participant whose principal place of abode is in a qualified disaster area and who has sustained an economic loss due to a Qualified Disaster—may take a withdrawal from their Account attributable to eligible contributions within 180 days of the first day of the incident period of the Qualified Disaster.
After Tax Account Withdrawals
Generally, a Participant may make a withdrawal from the After Tax Account at any time, as defined by the Plan.
Notes Receivable from Participants
Participants may borrow from eligible accounts, as defined in the Plan. Generally, the aggregate amount of the loans to a Participant shall not exceed the lesser of $50,000 or 50% of the vested portion of eligible accounts. The minimum amount a Participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the Participant's account and bear interest at a rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions or directly to the recordkeeper. Loans are deducted proportionately from all accounts and all fund investments. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. At December 31, 2025 participant loan interest rates in effect ranged from 3.00% to 9.50% with various maturity dates through 2036. At December 31, 2024 loan interest rates in effect ranged from 4.25% to 9.50% with various maturity dates through 2035.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.
Plan Transfers
In January 2026, net assets of approximately $552 million were transferred from the Plan into another participating plan as part of an effort to align employee benefit plan structure and administration. During 2024, balances were transferred into the Plan from other Participating Plans to consolidate accounts due to prior acquisitions.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Assets and liabilities measured at fair value are categorized into a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use. The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.
Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include mutual funds that are traded in an active exchange market.
Level 2 – Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions about the assumptions market participants would use as well as those requiring significant management judgment.
The Plan's investments are recorded at fair value. Investments in mutual funds of registered investment companies are valued based on the quoted net asset value of shares held by the Plan at year end. Investments in common stock are valued based on closing price of shares held by the Plan. Investments in common/collective trusts are valued based on the net asset value of units held by the Plan at year end, as a practical expedient. There are no restrictions on Participant redemptions and there are no unfunded commitments for investments in common/collective trusts. If the Plan was to initiate a full redemption of certain common/collective trusts, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net realized gains or losses on the sale of investments together with unrealized appreciation or depreciation on investments are presented as net appreciation (depreciation) in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits.
Reporting of Fully Benefit-Responsive Investment Contracts
In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 962 as it relates to fully benefit-responsive investment contracts, the Plan is required to report the Stable Value Fund’s investment contracts at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts of the Stable Value Fund because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statements of Net Assets Available for Benefits present the Stable Value Fund’s

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
investment contracts at contract value. The Statements of Changes in Net Assets Available for Benefits also presents the Stable Value Fund's activity on a contract value basis.
Notes Receivable from Participants
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefit payments to Participants are recorded when paid.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan and allocated to the Participant's accounts, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.
3.    STABLE VALUE FUND
The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”) through a separate account, the Stable Value Fund. The Stable Value Fund’s primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for Participant withdrawals and transfers. To accomplish these objectives, the Stable Value Fund invests primarily in investment contracts also known as synthetic GICs. In a synthetic GIC, the underlying investments are owned by the Stable Value Fund. The Stable Value Fund purchases a wrap contract from an insurance company or bank. The wrap contracts serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the contract provider to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement). Under the terms of the wrap contract, the realized and unrealized gains and losses of the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by Participants in the Stable Value Fund for the underlying investments). The wrap contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.
In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the Stable Value Fund in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, the wrap provider is obligated to contribute to the Stable Value Fund an amount necessary to maintain the contract’s crediting rate of at least zero percent. The circumstance under which payments are made and the timing of payments between the Stable Value Fund and the wrap provider may vary based on the terms of the wrap contract.
    The key factors that influence future interest crediting rates include:
•The level of market interest rates;
•The amount and timing of Participant contributions, transfers, and withdrawals into/out of the Stable Value Fund;
•The investment returns generated by the fixed income investments that back the wrap contract;
•The duration of the underlying fixed income investments backing the wrap contract.
Interest crediting rates are typically reset on a monthly or quarterly basis according to each contract. While there may be slight variations from one contract to another, most contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Over time, this crediting rate formula amortizes the Stable Value Fund’s realized and unrealized fair value gains and losses over the duration of the underlying investments.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract's interest crediting rate. In addition, Participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the contract value is less than the fair value of the underlying investments. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher than it otherwise would have been.
The average yield earned by the Stable Value Fund for the synthetic GICs (which may differ from the interest rate credited to Participants in the Stable Value Fund) was 4.2% for 2025 and 5.0% for 2024. This average yield was calculated by dividing the annualized earnings of all investments in the Stable Value Fund (irrespective of the interest rate credited to Participants in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.
The average yield credited to Participants in the Stable Value Fund was 3.0% for 2025 and 2.8% for 2024. This average yield was calculated by dividing the annualized earnings credited to Participants for all investments in the Stable Value Fund (irrespective of the actual earnings of the investments in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.
In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrap contract issuer’s underwriting criteria for issuance of a clone wrap contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.
Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrap contract issuer could terminate the wrap contract at the fair value of the underlying investments.
The underlying investments of the Stable Value Fund’s synthetic GICs primarily consist of collective trust funds of the Invesco Group Trust for Retirement Savings (“IGT”), a collective trust managed by Invesco Trust Company. These funds invest in fixed income securities of the highest credit quality, generally AAA.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
The Plan’s total investment in synthetic GICs held in the Fund as of December 31, 2025 and 2024, respectively, was as follows:

2025	Wrap/GIC Provider Credit Rating	Value
Synthetic Guaranteed Investment Contracts at Contract Value:
IGT Dodge & Cox A Or Better Core Fund, IGT Invesco A Or Better Core Fixed Income Fund, IGT Invesco High Quality Short-term Bond Fund, IGT Invesco A Or Better Intermediate Fund, IGT Jennison A Or Better Intermediate Fund, IGT Loomis Sayles A Or Better Core Fixed Income Fund, IGT Loomis Sayles A Or Better Intermediate Fund, IGT PIMCO A Or Better Core Fixed Income Fund, IGT PIMCO A Or Better Intermediate Fund – RGA Capital Markets wrap contract	AA-/A1	$44,225,307
IGT Dodge & Cox A Or Better Core Fund, IGT Invesco A Or Better Core Fixed Income Fund, IGT Invesco High Quality Short-term Bond Fund, IGT Invesco A Or Better Intermediate Fund, IGT Jennison A Or Better Intermediate Fund, IGT Loomis Sayles A Or Better Core Fixed Income Fund, IGT Loomis Sayles A Or Better Intermediate Fund, IGT PIMCO A Or Better Core Fixed Income Fund, IGT PIMCO A Or Better Intermediate Fund – Met Tower Life wrap contract	AA-/Aa3	44,176,371
IGT Dodge & Cox A Or Better Core Fund, IGT Invesco A Or Better Core Fixed Income Fund, IGT Invesco High Quality Short-term Bond Fund, IGT Invesco A Or Better Intermediate Fund, IGT Jennison A Or Better Intermediate Fund, IGT Loomis Sayles A Or Better Core Fixed Income Fund, IGT Loomis Sayles A Or Better Intermediate Fund, IGT PIMCO A Or Better Core Fixed Income Fund, IGT PIMCO A Or Better Intermediate Fund – Pacific Life Insurance Company wrap contract	AA-/Aa3	44,097,194
IGT Dodge & Cox A Or Better Core Fund, IGT Invesco A Or Better Core Fixed Income Fund, IGT Invesco High Quality Short-term Bond Fund, IGT Invesco A Or Better Intermediate Fund, IGT Jennison A Or Better Intermediate Fund, IGT Loomis Sayles A Or Better Core Fixed Income Fund, IGT Loomis Sayles A Or Better Intermediate Fund, IGT PIMCO A Or Better Core Fixed Income Fund, IGT PIMCO A Or Better Intermediate Fund – Voya wrap contract	A+/A2	44,095,123
IGT Dodge & Cox A Or Better Core Fund, IGT Invesco A Or Better Core Fixed Income Fund, IGT Invesco High Quality Short-term Bond Fund, IGT Invesco A Or Better Intermediate Fund, IGT Jennison A Or Better Intermediate Fund, IGT Loomis Sayles A Or Better Core Fixed Income Fund, IGT Loomis Sayles A Or Better Intermediate Fund, IGT PIMCO A Or Better Core Fixed Income Fund, IGT PIMCO A Or Better Intermediate Fund – Prudential Insurance Company wrap contract	AA-/Aa3	43,810,801
IGT Dodge & Cox A Or Better Core Fund, IGT Invesco A Or Better Core Fixed Income Fund, IGT Invesco High Quality Short-term Bond Fund, IGT Invesco A Or Better Intermediate Fund, IGT Jennison A Or Better Intermediate Fund, IGT Loomis Sayles A Or Better Core Fixed Income Fund, IGT Loomis Sayles A Or Better Intermediate Fund, IGT PIMCO A Or Better Core Fixed Income Fund, IGT PIMCO A Or Better Intermediate Fund – Nationwide Life Insurance wrap contract	A+/A1	41,185,935
Total Synthetic Guaranteed Investment Contracts at Contract Value		261,590,731

Short-term Investments at Fair Value:
State Street Government Short Term Investment Fund		12,447,260
Total		$274,037,991

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

2024	Wrap/GIC Provider Credit Rating	Value
Synthetic Guaranteed Investment Contracts at Contract Value:
IGT Dodge & Cox A Or Better Core Fund, IGT Invesco A Or Better Core Fixed Income Fund, IGT Invesco High Quality Short-term Bond Fund, IGT Invesco A Or Better Intermediate Fund, IGT Jennison A Or Better Intermediate Fund, IGT Loomis Sayles A Or Better Core Fixed Income Fund, IGT Loomis Sayles A Or Better Intermediate Fund, IGT PIMCO A Or Better Core Fixed Income Fund, IGT PIMCO A Or Better Intermediate Fund – Met Tower Life wrap contract	AA-/Aa3	$46,379,294
IGT Dodge & Cox A Or Better Core Fund, IGT Invesco A Or Better Core Fixed Income Fund, IGT Invesco High Quality Short-term Bond Fund, IGT Invesco A Or Better Intermediate Fund, IGT Jennison A Or Better Intermediate Fund, IGT Loomis Sayles A Or Better Core Fixed Income Fund, IGT Loomis Sayles A Or Better Intermediate Fund, IGT PIMCO A Or Better Core Fixed Income Fund, IGT PIMCO A Or Better Intermediate Fund – RGA Capital Markets wrap contract	AA-/A1	46,315,326
IGT Dodge & Cox A Or Better Core Fund, IGT Invesco A Or Better Core Fixed Income Fund, IGT Invesco High Quality Short-term Bond Fund, IGT Invesco A Or Better Intermediate Fund, IGT Jennison A Or Better Intermediate Fund, IGT Loomis Sayles A Or Better Core Fixed Income Fund, IGT Loomis Sayles A Or Better Intermediate Fund, IGT PIMCO A Or Better Core Fixed Income Fund, IGT PIMCO A Or Better Intermediate Fund – Voya wrap contract	A+/A2	46,220,121
IGT Dodge & Cox A Or Better Core Fund, IGT Invesco A Or Better Core Fixed Income Fund, IGT Invesco High Quality Short-term Bond Fund, IGT Invesco A Or Better Intermediate Fund, IGT Jennison A Or Better Intermediate Fund, IGT Loomis Sayles A Or Better Core Fixed Income Fund, IGT Loomis Sayles A Or Better Intermediate Fund, IGT PIMCO A Or Better Core Fixed Income Fund, IGT PIMCO A Or Better Intermediate Fund – Pacific Life Insurance Company wrap contract	AA-/Aa3	46,179,289
IGT Dodge & Cox A Or Better Core Fund, IGT Invesco A Or Better Core Fixed Income Fund, IGT Invesco High Quality Short-term Bond Fund, IGT Invesco A Or Better Intermediate Fund, IGT Jennison A Or Better Intermediate Fund, IGT Loomis Sayles A Or Better Core Fixed Income Fund, IGT Loomis Sayles A Or Better Intermediate Fund, IGT PIMCO A Or Better Core Fixed Income Fund, IGT PIMCO A Or Better Intermediate Fund – Prudential Insurance Company wrap contract	AA-/Aa3	45,999,239
IGT Dodge & Cox A Or Better Core Fund, IGT Invesco A Or Better Core Fixed Income Fund, IGT Invesco High Quality Short-term Bond Fund, IGT Invesco A Or Better Intermediate Fund, IGT Jennison A Or Better Intermediate Fund, IGT Loomis Sayles A Or Better Core Fixed Income Fund, IGT Loomis Sayles A Or Better Intermediate Fund, IGT PIMCO A Or Better Core Fixed Income Fund, IGT PIMCO A Or Better Intermediate Fund – Nationwide Life Insurance wrap contract	A+/A1	43,230,954
Total Synthetic Guaranteed Investment Contracts at Contract Value		274,324,223

Short-term Investments at Fair Value:
State Street Government Short Term Investment Fund		7,737,923
Total		$282,062,146

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
4.    INVESTMENTS
The below tables summarize the fair value of the Plan’s investments at December 31, 2025 and 2024, respectively, for investments measured at fair value on a recurring basis. During the years ended December 31, 2025 and 2024, no assets were measured using significant unobservable inputs (Level 3).

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2025
Mutual Funds	$93,435,848	$93,435,848	$—
Humana Unitized Stock Fund/Humana Common Stock	258,031,418	258,031,418	—
Personal Choice Retirement Account	478,942,203	371,091,701	107,850,502
Total Investments in the fair value hierarchy	$830,409,469	$722,558,967	$107,850,502
Common/Collective Trust Funds (1)	7,464,260,921	—	—
Stable Value Fund/Money Market Fund (1)	12,447,260	—	—
Humana Unitized Stock Fund / Money Market Fund (1)	2,404,731	—	—
Total Investments, at fair value	$8,309,522,381	$722,558,967	$107,850,502

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2024
Mutual Funds	$94,373,872	$94,373,872	$—
Humana Unitized Stock Fund/Humana Common Stock	275,599,910	275,599,910	—
Personal Choice Retirement Account	402,085,878	306,161,386	95,924,492
Total Investments in the fair value hierarchy	$772,059,660	$676,135,168	$95,924,492
Common/Collective Trust Funds (1)	6,498,487,899	—	—
Stable Value Fund/Money Market Fund (1)	7,737,923	—	—
Humana Unitized Stock Fund / Money Market Fund (1)	4,386,628	—	—
Total Investments, at fair value	$7,282,672,110	$676,135,168	$95,924,492

(1)    Certain investments that are measured at fair value using the net asset value per share (or its equivalent practical expedient) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
5.    INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined, and informed the Company by a letter dated March 19, 2015, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan was restated on January 1, 2025. The Plan Administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.
The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2022.
6.    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments, including the PCRA, are cash and cash equivalents and shares of mutual funds and common/collective trust funds managed by an affiliate of the trustee. Therefore, transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan Participants, both of which qualify as related parties to the Plan and also are exempt from prohibited transaction rules.
For the year ended December 31, 2025, 642,085 units of the Humana Unitized Stock Fund were purchased for $59,344,494 and 881,214 units of the Humana Unitized Stock Fund were sold for $83,297,432. For the year ended December 31, 2024, 691,069 units of the Humana Unitized Stock Fund were purchased for $83,049,525 and 1,220,050 units of the Humana Unitized Stock Fund were sold for $149,788,722. At December 31, 2025 and 2024, the fair value of the Humana Unitized Stock Fund, including common shares and money market funds, was $260,436,149 and $279,986,538, respectively, which represented 3.0% and 3.7%, respectively, of all investments held by the Plan.
The Company has authorized Newport Trust Company with sole responsibility for deciding whether to restrict investment in the Humana Unitized Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Humana Unitized Stock Fund in certain limited circumstances. In the event Newport Trust Company determined to sell or dispose of stock in the Humana Unitized Stock Fund, Newport Trust Company would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of the Company’s common stock.
7.    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities, as discussed in Note 4. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan’s exposure to concentrations of credit risk is limited by diversification of investments across all Participant directed fund elections. In addition, the investments within each Participant directed fund election are further diversified into various financial instruments, with the exception of the Humana Unitized Stock Fund which principally invests in Humana common stock. If a Participant selects the PCRA option, the Participant directs whether and how such amounts will be diversified.

Humana Retirement Savings Plan
Plan #002 EIN #61-0647538
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, as of December 31, 2025

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant contributions transferred late to the Plan	$—	$75,821	$—	$—

Check here if Late Participant Loan Repayments are included:☐

Humana Retirement Savings Plan
Plan #002 EIN #61-0647538
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2025

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment	(d) Cost**	(e) Current Value
	Registered Investment Companies (Mutual Funds):
	Delaware Small Cap Value Fund I	Mutual fund	—	$93,435,848
	Total Mutual Funds	Mutual fund	—	93,435,848
	Common/Collective Trusts:
	PIMCO Total Return CTF Class N	Common/Collective Trust	—	414,912,127
	Loomis Sayles Small Cap Growth Fund D	Common/Collective Trust	—	146,083,147
	MFS International Equity Class 5B	Common/Collective Trust	—	251,777,453
	State Street Russell All Cap C	Common/Collective Trust	—	561,526,709
	State Street Russell Small Cap K	Common/Collective Trust	—	298,266,644
	State Street S&P 500 Index NL K	Common/Collective Trust	—	586,626,767
	State Street US Bond Index NL M	Common/Collective Trust	—	196,840,352
*	Schwab Institutional Large Cap Value Trust Fund Class I	Common/Collective Trust	—	394,295,027
	JP Morgan Chase Bank Large Cap Growth Fund CF-E	Common/Collective Trust	—	641,989,635
*	Schwab Index Retirement Trust Fund 2010 Unit Class IV	Common/Collective Trust	—	28,572,765
*	Schwab Index Retirement Trust Fund 2015 Unit Class IV	Common/Collective Trust	—	3,057,790
*	Schwab Index Retirement Trust Fund 2020 Unit Class IV	Common/Collective Trust	—	114,602,429
*	Schwab Index Retirement Trust Fund 2025 Unit Class IV	Common/Collective Trust	—	46,931,735
*	Schwab Index Retirement Trust Fund 2030 Unit Class IV	Common/Collective Trust	—	567,954,042
*	Schwab Index Retirement Trust Fund 2035 Unit Class IV	Common/Collective Trust	—	152,562,891
*	Schwab Index Retirement Trust Fund 2040 Unit Class IV	Common/Collective Trust	—	1,009,339,698
*	Schwab Index Retirement Trust Fund 2045 Unit Class IV	Common/Collective Trust	—	187,439,669
*	Schwab Index Retirement Trust Fund 2050 Unit Class IV	Common/Collective Trust	—	1,120,187,448
*	Schwab Index Retirement Trust Fund 2055 Unit Class IV	Common/Collective Trust	—	175,683,898
*	Schwab Index Retirement Trust Fund 2060 Unit Class IV	Common/Collective Trust	—	107,283,864
*	Schwab Index Retirement Trust Fund 2065 Unit Class IV	Common/Collective Trust	—	42,887,589
	State Street Global All Cap Equity Ex. U.S. Index Fund NL K	Common/Collective Trust	—	415,439,242
	Stable Value Fund:
	IGT Invesco High Quality Short-term Bond Fund	Common/Collective Trust	—	20,952,080
	IGT Invesco A Or Better Intermediate Fund	Common/Collective Trust	—	4,628,057
	IGT Jennison A Or Better Intermediate Fund	Common/Collective Trust	—	4,630,574
	IGT Loomis Sayles A Or Better Intermediate Fund	Common/Collective Trust	—	2,314,119
	IGT PIMCO A Or Better Intermediate Fund	Common/Collective Trust	—	2,316,774
	IGT Invesco A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,312,020
	IGT Dodge & Cox A Or Better Core Fund	Common/Collective Trust	—	2,314,943
	IGT Loomis Sayles A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,312,484
	IGT PIMCO A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,314,072
	Voya Synthetic GIC Wrap Contract #60398	Insurance Contract	—
	IGT Invesco High Quality Short-term Bond Fund	Common/Collective Trust	—	20,816,985
	IGT Invesco A Or Better Intermediate Fund	Common/Collective Trust	—	4,598,216
	IGT Jennison A Or Better Intermediate Fund	Common/Collective Trust	—	4,600,716
	IGT Loomis Sayles A Or Better Intermediate Fund	Common/Collective Trust	—	2,299,198
	IGT PIMCO A Or Better Intermediate Fund	Common/Collective Trust	—	2,297,112
	IGT Invesco A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,300,016
	IGT Dodge & Cox A Or Better Core Fund	Common/Collective Trust	—	2,297,573
	IGT Loomis Sayles A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,299,150
	IGT PIMCO A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,301,835
	Prudential Insurance Company Synthetic GIC Wrap Contract #GA-62459	Insurance Contract	—
	IGT Invesco High Quality Short-term Bond Fund	Common/Collective Trust	—	20,990,687
	IGT Invesco A Or Better Intermediate Fund	Common/Collective Trust	—	4,636,585
	IGT Jennison A Or Better Intermediate Fund	Common/Collective Trust	—	4,639,106

Humana Retirement Savings Plan
Plan #002 EIN #61-0647538
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2025 (continued)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment	(d) Cost**	(e) Current Value
	IGT Loomis Sayles A Or Better Intermediate Fund	Common/Collective Trust	—	2,318,382
	IGT PIMCO A Or Better Intermediate Fund	Common/Collective Trust	—	2,321,043
	IGT Invesco A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,316,279
	IGT Dodge & Cox A Or Better Core Fund	Common/Collective Trust	—	2,319,208
	IGT Loomis Sayles A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,316,746
	IGT PIMCO A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,318,335
	Met Tower Life Synthetic GIC Wrap Contract #39838	Insurance Contract	—
	IGT Invesco High Quality Short-term Bond Fund	Common/Collective Trust	—	20,953,064
	IGT Invesco A Or Better Intermediate Fund	Common/Collective Trust	—	4,628,276
	IGT Jennison A Or Better Intermediate Fund	Common/Collective Trust	—	4,630,792
	IGT Loomis Sayles A Or Better Intermediate Fund	Common/Collective Trust	—	2,314,227
	IGT PIMCO A Or Better Intermediate Fund	Common/Collective Trust	—	2,316,882
	IGT Invesco A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,312,128
	IGT Dodge & Cox A Or Better Core Fund	Common/Collective Trust	—	2,315,052
	IGT Loomis Sayles A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,312,593
	IGT PIMCO A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,314,180
	Pacific Life Insurance Synthetic GIC Wrap Contract #G-26956.01.0001	Insurance Contract	—
	IGT Invesco High Quality Short-term Bond Fund	Common/Collective Trust	—	21,013,937
	IGT Invesco A Or Better Intermediate Fund	Common/Collective Trust	—	4,641,722
	IGT Jennison A Or Better Intermediate Fund	Common/Collective Trust	—	4,644,245
	IGT Loomis Sayles A Or Better Intermediate Fund	Common/Collective Trust	—	2,320,950
	IGT Loomis Sayles A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,319,312
	IGT PIMCO A Or Better Intermediate Fund	Common/Collective Trust	—	2,323,614
	IGT Invesco A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,318,846
	IGT Dodge & Cox A Or Better Core Fund	Common/Collective Trust	—	2,321,778
	IGT PIMCO A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,320,903
	RGA Synthetic GIC Wrap Contract #RGA00029	Insurance Contract	—
	IGT Invesco High Quality Short-term Bond Fund	Common/Collective Trust	—	19,569,762
	IGT Invesco A Or Better Intermediate Fund	Common/Collective Trust	—	4,322,720
	IGT Jennison A Or Better Intermediate Fund	Common/Collective Trust	—	4,325,071
	IGT Loomis Sayles A Or Better Intermediate Fund	Common/Collective Trust	—	2,161,443
	IGT PIMCO A Or Better Intermediate Fund	Common/Collective Trust	—	2,163,924
	IGT Invesco A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,159,483
	IGT Dodge & Cox A Or Better Core Fund	Common/Collective Trust	—	2,162,214
	IGT Loomis Sayles A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,159,917
	IGT PIMCO A Or Better Core Fixed Income Fund	Common/Collective Trust	—	2,161,401
	Nationwide Life Insurance Synthetic GIC Wrap Contract #INV_HUM_IP_0124	Insurance Contract	—
	State Street Government Short Term Investment Fund State Street Bank Contract #CSCI	Money Market Fund	—	12,447,260
	Total Stable Value Fund		—	274,037,991
	Total Common/Collective Trusts			7,738,298,912

Humana Retirement Savings Plan
Plan #002 EIN #61-0647538
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2025 (continued)

	Other Investments:
*	Humana Unitized Stock Fund:
	Humana Common Stock	Common Stock	—	258,031,418
	State Street Government Short Term Investment Fund	Money Market Fund	—	2,404,731
	Total Humana Unitized Stock Fund		—	260,436,149

*	Personal Choice Retirement Account - Self-directed Brokerage Account	Brokerage accounts	—	478,942,203
*	Notes Receivable from Participants, Interest Rate: 3.00%-9.50%, with Maturity Dates: 2026-2036	Participant loans	—	139,320,002
	Total			$8,710,433,114

*	Party-in-interest to the Plan
**	Historical cost is not required as all investments are participant-directed

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator for the Humana Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
HUMANA RETIREMENT SAVINGS PLAN
BY:

/s/ JESSICA KLEIN
Jessica Klein
Member, Humana Retirement Plans Committee
June 24, 2026

Exhibit Index

Exhibit 23                Consent of Independent Registered Public Accounting Firm